Exhibit 99.1

Kamada Strengthens Senior Leadership Team; Furthering Commitment as a Fully Integrated Global Leader in the Specialty Plasma Derived Therapeutics Market

Rehovot, Israel, and Hoboken, NJ, June 15, 2022 -- Kamada Ltd. (NASDAQ & TASE: KMDA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, announced today the promotions of Shavit Beladev to Vice President responsible for the Company’s Plasma Operations, and Boris Gorelik to Vice President of Business Development and Strategic Programs, both reporting to Kamada’s CEO, Amir London. Ms. Beladev will be responsible for the operations and expansion of Kamada Plasma, the Company’s wholly owned U.S-based plasma collection subsidiary. Mr. Gorelik will be responsible for the advancement of existing and new business development opportunities, as well as managing Kamada’s existing strategic partner relationships.

“These important promotions reflect our strategy focused on expanding our presence in the U.S. as a vertically-integrated specialty plasma company, including plasma collection and commercialization of our recently expanded product portfolio,” said Amir London, Kamada’s Chief Executive Officer. “During their time at Kamada, both Shavit and Boris demonstrated an unwavering dedication to the advancement of our business, including the successful execution of many key initiatives and programs that are at the core of our strategic objectives. I look forward to their continued significant contribution to our growth plans.”

Ms. Beladev has been with Kamada for over 20 years in increasingly senior positions, most recently as Director of Business Development. She also previously served in management roles at the Company, responsible for International Sales, Key Accounts Management and Plasma Procurement. Since the establishment of Kamada Plasma in early 2021, Ms. Beladev’s extended responsibilities also included overseeing the operation of the Company’s plasma collection center in Beaumont, Texas, and the advance towards the opening of new centers.

Mr. Gorelik has been with Kamada for more than two years, most recently as Director of Business Development. He has over 14 years of Business Development and M&A experience, most of it in the pharmaceutical industry. Prior to joining Kamada, Mr. Gorelik was Senior Director of Global Business Development and Strategy with Teva Pharmaceutical Industries, Ltd. Prior to his tenure at Teva, he served in various legal, M&A, and transaction services-related roles in the Israeli law office of Goldfarb Seligman, as well as KPMG and Deloitte Israeli offices.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added 11 biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

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CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com